  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY  , 2002.
                                                        REGISTRATION NO.  333-
------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------

                                   FORM S-3
                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933

                               ---------------

                             CELSION CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                   DELAWARE
               (State or Other Jurisdiction of Incorporation or
                                Organization)

                                  52-1256615
                   (I.R.S. Employer Identification Number)

                          10220-I OLD COLUMBIA ROAD
                           COLUMBIA, MD 21046-1705
                                (410) 290-5390
             (Address, Including Zip Code, and Telephone Number,
                             Including Area Code,
                 of Registrant's Principal Executive Offices)

                           DR. AUGUSTINE Y. CHEUNG
                    PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             CELSION CORPORATION
                          10220-I OLD COLUMBIA ROAD
                           COLUMBIA, MD 21046-1705
                                (410) 290-5390
          (Name, Address, Including Zip Code, and Telephone Number,
                                  Including
                       Area Code, of Agent For Service)

                               ---------------

                                  COPIES TO:

            ANITA J. FINKELSTEIN, ESQUIRE                                 PURVI BADIANI, ESQUIRE
      VENABLE, BAETJER, HOWARD & CIVILETTI, LLP         &        VENABLE, BAETJER, HOWARD & CIVILETTI, LLP
        1201 NEW YORK AVENUE, NW, SUITE 1000                       1201 NEW YORK AVENUE, NW, SUITE 1000
                WASHINGTON, DC 20005                                       WASHINGTON, DC 20005
                   (202) 962-4800                                             (202) 962-4800

           APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE
       PUBLIC: As soon as practicable after the effective date of this
                           Registration Statement.

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ___________________

                       CALCULATION OF REGISTRATION FEE

===========================================================================================================
                                                         PROPOSED
                                        AMOUNT            MAXIMUM       PROPOSED MAXIMUM      AMOUNT OF
         TITLE OF SHARES                 TO BE        AGGREGATE PRICE  AGGREGATE OFFERING   REGISTRATION
         TO BE REGISTERED           REGISTERED (1)       PER UNIT             PRICE              FEE
-----------------------------------------------------------------------------------------------------------
                                      12,550,000         $ 0.64     (3)     $ 8,032,000          $  739
Common stock, par value $0.01 per
share............................
-----------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per
share, issuable upon exercise of
Warrants.........................    21,185,821(2)       $ 0.64     (3)     $ 13,558,925         $1,247
===========================================================================================================

(1) Pursuant to Rule 416 under the Securities Act of 1933, this registration statement also covers an indeterminate number of additional shares of Common Stock as may be issued as a result of adjustments to prevent dilution by reason of any stock split, stock dividend or similar transaction.

(2) Consists of 12,500,000 shares of Common Stock underlying Warrants exercisable at $0.60 per share; warrants to purchase 1,110,000 units of the Company at $0.625 per unit (the "Units"), each Unit consisting of one share of Common Stock and a warrant to purchase an additional share of Common Stock at $0.60 per share; warrants to purchase 140,000 shares of Common Stock at $0.50 per share; and warrants to purchase 6,325,821 shares of Common Stock at $0.01 per share.

(3) Calculated pursuant to Rule 457(g) and Rule 457(c) under the Securities Act of 1933. The above calculation is based on the average of the high and low prices of the Common Stock on The American Stock Exchange on February 5, 2002.

                             --------------------

   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

     -------------------------------------------------------------------
     -------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION OF WHICH THIS PROSPECTUS IS A PART IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.


               SUBJECT TO COMPLETION, DATED FEBRUARY 7, 2002

                            PRELIMINARY PROSPECTUS

                             CELSION CORPORATION
                              33,735,821 SHARES
                                 COMMON STOCK


        This Prospectus of Celsion Corporation, a Delaware corporation, or the Company, relates to the offer and sale from time to time by certain selling stockholders (the "Selling Stockholders") of up to 12,550,000 shares of the Company's common stock, par value $0.01 per share (the "Common Stock"), and up to 21,185,821 shares of Common Stock issuable upon the exercise of certain Common Stock purchase warrants (the "Warrants"). The shares of Common Stock offered hereby are referred to as the "Shares." See "Selling Stockholders" and "Plan of Distribution."

        The Company will not receive any proceeds from any sales of Shares by the Selling Stockholders. However, the Company will receive proceeds upon any exercise of Warrants, up to a maximum of $8,993,008 if all of the Warrants are exercised.

        The Selling Stockholders or pledgees, donees, transferees or other successors in interest that receive Shares by way of gift, partnership distribution or other non-sale transfer, may offer and sell some, all or none of the Shares under this Prospectus. The Selling Stockholders or their successors may determine the prices at which they will sell their Shares, at then prevailing market prices or some other price. In connection with such sales, the Selling Stockholders or their successors may use brokers or dealers who may receive compensation or commissions for such sales. The Company has agreed to bear all expenses in connection with the registration of the Shares. However, the Selling Stockholders will pay any brokerage commissions, discounts and fees in connection with the sale of their Shares. A Selling Stockholder's net proceeds from the sale of Shares will be the sales price of the Shares sold, less applicable commissions, discounts and fees.

        The Common Stock is traded on The American Stock Exchange under the symbol "CLN." On February 6, 2002, the closing price of the Common Stock on The American Stock Exchange was $0.67.

                                 ------------

        INVESTMENT IN THE COMPANY'S COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 10 OF THIS PROSPECTUS BEFORE PURCHASING ANY OF THE SHARES FROM THE SELLING STOCKHOLDERS.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

              The date of this Prospectus is [_________], 2002

                                 ------------

                              TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                            Where You Can Find More Information.........      3
                            Cautionary Statement About Forward-Looking
                            Statements..................................      4
                            Summary Information About The Company.......      5
                            Risk Factors................................     10
                            Use of Proceeds.............................     17
                            Plan of Distribution........................     18
                            Legal Matters...............................     19
                            Experts.....................................     19

        We have informed the Selling Stockholders that the anti-manipulative rules under the Securities Exchange Act of 1934, including Regulation M, may apply to their sales of Shares in the market. We have furnished the Selling Stockholders with a copy of these rules. We have also informed the Selling Stockholders that they must deliver a copy of this Prospectus with any sale of their Shares.

                     WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports and other information with the U.S. Securities and Exchange Commission, or the SEC. You may read and copy any document that we have filed at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the operation of its public reference facilities. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov.

         We have filed a registration statement on Form S-3 with the SEC that covers the resale of the Shares offered hereby. This Prospectus is a part of that registration statement, but does not include all of the information included in the registration statement. You should refer to the registration statement for additional information about us and the Shares. Statements that we make in this Prospectus relating to any document filed as an exhibit to or incorporated by reference into the registration statement may not be complete. You should review the referenced document itself for a complete understanding of its terms.

        The SEC allows us to "incorporate by reference" certain information we file with them, which means that we can disclose important information to you in this Prospectus by referring you to those documents. The documents that have been incorporated by reference are an important part of the Prospectus, and you should be sure to review that information in order to understand the nature of any investment by you in the Shares. In addition to previously filed documents that are incorporated by reference, documents that we file with the SEC after the date of this Prospectus will automatically update the registration statement. The documents that we have previously filed and that are incorporated by reference into this Prospectus include the following:

        - Our Annual Report on Form 10-K for the fiscal year ended September 30, 2001;

        - Our Proxy Statement relating to the 2002 Annual Meeting of Stockholders; and

        - The description of our Common Stock included in our registration statement on Form 8-A filed on May 26, 2000.

         All documents and reports filed by us pursuant to Sections 13 (a), 13
(c), 14 or 15 (d) of the Securities Exchange Act of 1934 after the date of this Prospectus and prior to the date that the offering of Shares made hereby is terminated automatically will be incorporated by reference into this Prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference into this Prospectus shall be modified or superseded for the purposes of this Prospectus to the extent that a statement contained in this Prospectus, or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference, modifies or supersedes that statement. Any statement modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus.

        We will provide you with copies of any of the documents incorporated by reference at no charge to you. However, we will not deliver copies of any exhibits to those documents unless the exhibit itself is specifically incorporated by reference. If you would like a copy of any document, please write or call us at:

               Celsion Corporation
               10220-I Old Columbia Road
               Columbia, MD 21046-1705
               Attention: Corporate Secretary
               (410) 290-5390

        You should only rely upon the information included in or incorporated by reference into this Prospectus or in any Prospectus supplement that is delivered to you. We have not authorized anyone to provide you with additional or different information. You should not assume that the information included in or incorporated by reference into this Prospectus or any Prospectus supplement is accurate as of any date later than the date on the front of the Prospectus or Prospectus supplement.

            CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

        Throughout this Prospectus and the other documents incorporated by reference into this Prospectus, we make certain "forward-looking" statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements predicted by such forward-looking statements. Such factors include, among other things, those listed under "Risk Factors" as well as those discussed elsewhere in this Prospectus and the documents incorporated by reference into this Prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue" or the negative of such terms or other comparable terminology.

        Forward-looking statements are only predictions and involve various risks and uncertainties including:

        - unforeseen changes in the course of research and development activities and in clinical trials;

        - possible changes in cost and timing of development and testing, capital structure and other financial matters;

        - changes in approaches to medical treatment;

        - introduction of new products by others;

        - possible acquisitions of other technologies, assets or businesses;

        - possible actions by customers, suppliers, competitors, regulatory authorities and others; and

        - other risks detailed from time to time in the Company's reports filed with the SEC.

        Actual events or results may differ materially from those contemplated by this Prospectus and the other documents incorporated by reference into this Prospectus. In evaluating these statements, you should specifically consider various factors, including those listed above and outlined under "Risk Factors." Although we believe that our expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any forward-looking statements after the date of this Prospectus to conform such statements to actual results or circumstances.

                    SUMMARY INFORMATION ABOUT THE COMPANY

        This summary highlights selected information contained elsewhere in this Prospectus and incorporated into this Prospectus by reference. This summary may not contain all of the information that may be important to you in considering an investment in our Common Stock. You should read the entire Prospectus, including "Risk Factors" carefully before making an investment decision.


GENERAL

        We develop medical treatment systems primarily to treat breast cancer and a chronic prostate enlargement condition, common in older males, known as benign prostatic hyperplasia, or BPH, using minimally invasive focused heat technology. Also, we are working with Duke University in the development of heat-sensitive liposome compounds for use in the delivery of chemotherapy drugs to tumor sites, and with Sloan-Kettering on the development of heat-activated gene therapy compounds.


BPH TREATMENT SYSTEM

        BENIGN PROSTATIC HYPERPLASIA

        Millions of aging men experience symptoms resulting from benign prostatic hyperplasia, or BPH, a non-cancerous urological disease in which the prostate enlarges and constricts the urethra. The prostate is a walnut-sized gland surrounding the male urethra that produces seminal fluid and plays a key role in sperm preservation and transportation. The prostate frequently enlarges with age. As the prostate expands, it compresses or constricts the urethra, thereby restricting the normal passage of urine. This restriction of the urethra may require a patient to exert excessive bladder pressure to urinate. Because the urination process is one of the body's primary means of cleansing impurities, the inability to urinate adequately increases the possibility of infection and bladder and kidney damage.

        PREVALENCE OF BPH

        As BPH is an age-related disorder, its incidence increases with maturation of the population. Industry estimates suggest that more than 9 million men in the United States experience BPH symptoms and that more than 26 million men are affected by BPH worldwide. As the United States population continues to age, the prevalence of BPH can be expected to continue to increase. It is generally estimated that approximately 50% of all men over the age of 55 and 90% of all men over 75 will have BPH symptoms at various times. Industry studies estimate the overall costs of BPH therapy to be at approximately $2.5 to $3.0 billion annually in the United States and $8.0 to $10.0 billion worldwide for those patients currently seeking treatment.

        CURRENT TREATMENT ALTERNATIVES FOR BPH

        Like cancerous tumors, BPH historically has been treated by surgical intervention or by drug therapy. The primary treatment for BPH currently is transurethral resection of the prostate, or TURP, a surgical procedure in which the prostatic urethra and surrounding diseased tissue in the prostate are trimmed with a telescopic knife, thereby widening the urethral channel for urine flow. While the TURP procedure typically has been considered the most effective treatment available for the relief of BPH symptoms, the procedure has shortcomings. In the first instance, TURP generally requires from one to three days of post-operative hospitalization. In addition, a significant percentage of patients who undergo TURP encounter significant complications, which can include painful urination, infection, retrograde ejaculation, impotence, incontinence and excessive bleeding. Furthermore, the cost of the TURP procedure and the related hospitalization is high, ranging from $8,000 to $12,000. This cost does not take into account the costs of lost work time, which could amount to several weeks, or the costs related to adverse effects on patients' quality of life.

        Other, less radical, surgical procedures, generally categorized as "minimally invasive" ("MI") therapies, are available as alternatives to the TURP procedure. The primary MI treatments use microwave heating ("TUMT") to treat BPH by incinerating the obstructing portion of the prostate. TUMT involves sedation, catheterization and high levels of heat to incinerate a portion of the prostate. Two other MI therapies - interstitial RF therapy and laser therapy - employ, respectively, concentrated radio frequency (RF) waves or laser radiation to reduce prostate swelling by cauterizing tissue instead of removing it with a surgical knife. However, these procedures require puncture incisions in order to insert cauterizing RF or laser probes into the affected tissue and, therefore, also involve the use of a full operating facility and anesthesia, as well as the burning of prostate tissue by the probes. Although these procedures result in less internal bleeding and damage to the urethra than the TURP procedure and may decrease the adverse effects and costs associated with surgery, anesthesia and post-operative tissue recovery, they do not entirely eliminate these adverse consequences.

        Finally, drug therapy has emerged as an alternative to surgery in the last several years. There are several drugs available for BPH treatment, the two most widely prescribed being Hytrin and Proscar. Hytrin works by relaxing certain involuntary muscles surrounding the urethra, thereby easing urinary flow, and Proscar is intended actually to shrink the enlarged gland. However, industry studies have asserted that drug therapy costs $500 to $800 per year or more, must be maintained for life and does not offer consistent relief to a large number of BPH patients. In fact, studies have shown that 45% of patients who begin drug therapy for BPH drop out within the first year, primarily due to the ineffectiveness of currently available drug therapies. Also, all of the currently available BPH drugs have appreciable side effects.

        Accordingly, neither the medicinal treatments nor the surgical alternatives available for BPH appear to provide fully satisfactory, cost-effective treatment solutions for BPH sufferers.

        CELSION BPH TREATMENT SYSTEM

        We have developed a BPH treatment system - "Microwave Uretheroplasty"
- that combines our microwave thermotherapy capability with a proprietary balloon compression technology licensed from MMTC, Inc. The system consists of a microwave generator and conductors and a computer and computer software programs that control the focusing and application of heat, plus a specially designed balloon catheter and consists of two fundamental elements:

   - Celsion's proprietary catheter, incorporating a balloon enlargement device, delivers computer-controlled transurethral microwave heating directly to the prostate at temperatures greater than 44(0) C (111(0)
      F).

   - Simultaneously, the balloon inflates the device and expands to press the walls of the urethra from the inside outward as the surrounding prostate tissue is heated.

The combined effect of this "heat plus compression" therapy is twofold: first, the heat denatures the proteins in the wall of the urethra, causing a stiffening of the opening created by the inflated balloon. Second, the heat serves effectively to kill off prostate cells outside the wall of the urethra, thereby creating sufficient space for the enlarged natural opening.

        Pre-clinical animal studies have demonstrated that a natural "stent," or reinforced opening, in the urethra forms after the combined heat plus compression treatment. Also, the BPH system's relatively low temperature (43(0) C to 45(0) C) appears to be sufficient to kill prostatic cells surrounding the urethra wall, thereby creating space for the enlargement of the urethra opening. However, the temperature is not high enough to cause swelling in the urethra.

        Celsion's investigational minimally invasive Microwave Uretheroplasty treatment system is designed to overcome the limitations of all three of the current treatment systems. It is designed to be a relatively painless, rapid procedure that delivers the efficacy of surgical treatments without significant risks and the potential for life-altering side effects. The potential benefits of the Microwave Uretheroplasty system include walk-in, outpatient treatment that can be completed in less than an hour; no required sedation; generally no post-operative catheterization; and rapid symptomatic relief from BPH.

        Ultimate FDA approval for a device such as our equipment typically requires two phases of clinical testing. The purpose of Phase I testing is to show feasibility and safety and involves a small group of patients. Phase II testing may involve as many as 160 patients and is designed to show safety and efficacy. The FDA approved an Investigational Device Exemption, or IDE, to allow clinical testing of our BPH system in June 1998 and we completed initial Phase I clinical feasibility human trials of the BPH system at Montefiore Medical Center in May 1999. In the Phase I trials, the combination of computer-controlled microwave heat and balloon catheter expansion was able to increase peak flow rates and to provide immediate relief of symptoms caused by BPH. In addition, we undertook an expanded Phase I study to test an accelerated treatment protocol, which was completed in May 2000, at Montefiore Medical Center. In July 2000, the FDA approved the commencement of multiple-site Phase II studies to collect the safety and efficacy data necessary for FDA premarketing approval (PMA) for commercialization. All 160 patients required to be treated under the Phase II trial were treated as of November 29, 2001 and, as of that date, we submitted the first two of three required modules to the FDA in support of the PMA. We expect to submit the last module, consisting of clinical data, during the second quarter of fiscal 2002. If Phase II testing produces anticipated results and if our BPH system meets all other requirements for FDA approval and receives such approval, we intend to begin marketing the BPH system during the fall of 2002.

        Based on the information we have collected to date, we believe that our BPH system has the potential to deliver a treatment that is performed in one hour or less on an outpatient basis, would not require post-treatment catheterization and that would deliver symptomatic relief and an increase in urinary flow rates promptly after the procedure is completed.

BREAST CANCER TREATMENT SYSTEM

        PREVALENCE OF BREAST CANCER

        Breast cancer is one of the leading causes of death among women in the United States. According to statistics published in the American Cancer Society's A Cancer Journal for Clinicians, there were an average of 183,000 newly diagnosed breast cancer cases in the United States in each of the years from 1995 through 1999.

        CURRENT TREATMENT FOR BREAST CANCER

        Breast cancer is presently treated by mastectomy, the surgical removal of the entire breast, or by lumpectomy, the surgical removal of the tumor and surrounding tissue. Both procedures are often followed by radiation therapy or chemotherapy. The more severe forms of surgical intervention can result in disfigurement and a need for extended prosthetic and rehabilitation therapy.

        In addition, heat therapy (also known as hyperthermia or thermotherapy) is a historically recognized method of treatment of various medical conditions, and heat therapy has been used in the past to treat malignant tumors in conjunction with radiation and chemotherapy. As summarized in the Fourth Edition of Radiobiology for the Radiologist, published in 1994 by J.B. Lippincott Company, in 24 independent studies on an aggregate of 2,234 tumors, treatment consisting of heat plus radiation resulted in an average doubling of the complete response rate of tumors, compared to the use of radiation alone. The complete response rate for this purpose means the total absence of a treated tumor for a minimum of two years. Comparable increases in the complete response rate were reported with the use of heat combined with chemotherapy. In addition, it has been demonstrated on numerous occasions that properly applied heat, alone and without the concurrent use of radiation, can also kill cancer cells.

        HEAT THERAPY IN CONJUNCTION WITH RADIATION; FIRST GENERATION CELSION EQUIPMENT

        In 1989, we obtained FDA premarketing approval for our microwave-based Microfocus 1000 heat therapy equipment for use on surface and subsurface tumors in conjunction with radiation therapy. Until 1995, we marketed our Microfocus equipment for this use in 23 countries, but microwave heat therapy was not widely accepted in the United States medical community as an effective cancer treatment. Moreover, due to the limitations of microwave technology available at that time, it was difficult to deliver a controlled amount of heat to subsurface tumors without overheating surrounding healthy tissue.

        NEW MICROWAVE TECHNOLOGY FROM MIT

        In 1993, we began working with researchers at the Massachusetts Institute of Technology, or MIT, who had developed, originally for the United States Defense Department, the microwave control technology known as "Adaptive Phased Array", or APA. This technology permits properly designed microwave equipment to focus and concentrate energy targeted at diseased tissue areas deep within the body and to heat them selectively, without adverse impact on surrounding healthy tissue. In 1996, MIT granted us an exclusive worldwide license to use this technology for medical applications and since that time we have concentrated on developing a second generation of Microfocus equipment capable of focusing microwave energy on specific tissue areas. We have now incorporated the APA technology in our second-generation microwave therapy equipment.

        SECOND GENERATION CELSION BREAST CANCER TREATMENT SYSTEM

        Using the APA technology, we have developed a prototype breast cancer treatment system intended to destroy localized breast tumors through the application of heat alone. The system consists of a microwave generator and conductors, a computer and computer software programs that control the focusing, application and duration of the thermotherapy and a specially designed patient treatment table.

        In 1998, we completed pre-clinical animal testing of our prototype system at the Massachusetts General Hospital, a teaching hospital for Harvard Medical School in Boston, Massachusetts. Using breast tissue-equivalent phantoms and tumors in live animals, these studies demonstrated that our system is capable of selectively heating tumors at temperatures up to 46(0) C 115(0) F without damage to surrounding healthy tissues. High temperatures maintained for eight to ten minutes can cause complete tumor necrosis (death), leading to the death of viable cancer cells within the tumor and in its immediate vicinity. A second prototype clinical breast cancer treatment system at Oxford University in England was used to demonstrate successfully the ability of our equipment to focus heat deep into animal tissue at precise locations and in small target areas. In our view, these animal tests demonstrate that it is possible to eliminate tumors by heat alone and without the use of radiation. Using the pre-clinical data from Massachusetts General, the FDA granted Celsion a supplemental premarketing approval to incorporate the APA technology with Celsion's already approved Microfocus 1000 system. The APA technology enhances the ability of the Microfocus 1000 system to focus energy.

        In January 1999, we received an IDE from the FDA to permit clinical testing of our breast cancer treatment system, and also received FDA approval to proceed with Phase I human clinical studies. In August 2000, we completed the treatment of ten patients in the Phase I study using our breast cancer equipment at Columbia Hospital in West Palm Beach, Florida, and at Harbor UCLA Medical Center in Torrance, California. In the study, our equipment was clinically tested on female breast tumors on a minimally invasive basis through a single application of precisely controlled and targeted heat. In December 2000, we received approval from the FDA to commence Phase II trials for our breast cancer system.

        The Phase II trials consist of two protocols - the first is designed to ablate (kill) small breast tumors using heat alone and the second is designed to downsize large breast cancer tumors using a combination of heat and chemotherapy, thus allowing a surgeon to perform a lumpectomy rather than a mastectomy, thereby preserving the affected breast. These trials are currently under way at Columbia Hospital, in Florida, Harbor UCLA in California and Halle Martin Luther Breast Center in Halle, Germany. We expect to add additional sites, both within the United States and in Europe, during the first half of 2002 and currently anticipate that we will complete the Phase II trials by the end of calendar year 2002. If the Phase II trials are successful, we expect to apply for the addition of a new indication of use to the existing FDA premarketing approval for our Microfocus equipment, denoting that the system can be used to destroy cancerous tumors and viable cancer cells within the human breast through the application of focused microwave heat energy alone. If testing and approvals proceed as anticipated, we expect to begin marketing this breast cancer system before the end of 2003.


THERMO-LIPOSOMES; DUKE UNIVERSITY TECHNOLOGY

        BACKGROUND

        Liposomes are man-made microscopic spheres with a liquid membrane, developed in the 1980's to encapsulate drugs for targeted delivery. Commercial liposomes can now encapsulate chemotherapeutic drugs, enabling them to avoid destruction by the body's immune system, and allowing them to accumulate in tumors. However, with presently available technology, it often takes two to four hours for commercial liposomes to release their drug contents to the tumors, severely limiting the clinical efficacy of liposome chemotherapy treatments.

        DEVELOPMENT OF THERMO-SENSITIVE LIPOSOMES

        A team of Duke University scientists has developed heat-sensitive liposomes comprised of materials that rapidly change porosity when heated to a specific point. As the heat-sensitive liposomes circulate within the small arteries, arterioles, and capillaries, the drug contents of the liposomes are released at significantly higher levels in those tissue areas which have been heated for 30 to 60 minutes than in areas that do not receive heat. In animal trials it has been determined that 50 times the amount of drugs carried by heat-sensitive liposomes was deposited at a specific heated tissue site, when compared to conventional liposomes. We have been a sponsor of this research, which is part of a larger Duke University project to develop new temperature-sensitive liposomes, temperature-sensitive gene promoters and related compounds, and we are the exclusive licensee of Duke University's heat-activated liposome technology.

        Celsion's focused microwave equipment is used to provide minimally invasive heating of cancerous tumors to trigger heat-activated liposomes within the tumors. The heat-activated liposomes, which encapsulate chemotherapeutic agents, are injected into the bloodstream where they remain encapsulated until they release their drug payload inside the heated tumor. In preliminary tumor growth delay studies conducted at Duke University, tumor-bearing mice received a single intravenous injection of the liposome with a 5mg per kilogram Doxorubicin concentration. This was immediately followed by heating of the tumor to 42(0) C (108(0) F) for one hour. The result of the study was a complete disappearance of the tumors in 11 out of 11 mice. These animals remained disease free through 60 days of the study.

        In November 2001, we completed large animal toxicity studies involving our Doxorubicin-laden thermo-liposome at the Roswell Park Cancer Institute, a cancer research organization in Buffalo, New York. We expect to apply to the Food and Drug Administration for an IND for the use of this liposome in the treatment of prostate cancer using our Microfocus equipment as the means of heat activation during the first quarter of calendar year 2002, and to move forward with Phase I clinical trials thereafter.

        In addition, in January 2001, we entered into a Material Transfer Agreement, or MTA, with the National Cancer Institute, or NCI, under which we will supply heat-activated liposomes to enable the NCI to conduct clinical trials on liver cancer. NCI will use an RF heating device to isolate the tumors and to heat the liver, activating Celsion's heat-activated liposomes to kill peripheral cancer cells. Liver cancer has yet to be successfully treated with existing treatment modalities.

        Celsion and Duke University are pursuing further development work and pre-clinical studies aimed at using the new thermo-liposome technology in conjunction with our APA focused heat technology for a variety of applications, including cancer chemotherapy. We view the Duke thermo-liposome technology as a highly promising improvement in the delivery of medicines used to combat serious diseases. For example, the drugs used to fight cancer in chemotherapy regimens are often toxic when administered in large quantities, and produce nausea, vomiting, and exhaustion- all side effects of the body being poisoned. However, if such a drug can be delivered directly to a tissue area where it is needed, as opposed to being distributed through the entire circulatory system, the local concentration of the drug could be increased without the side effects that accompany large systemic dosing.

        In addition, in the July 1, 2000 issue of Cancer Research, a Duke University research scientist reported on his initial use of heat to activate gene therapy and to increase the production in animals of Interleukin-12, a genetic protein, in order to delay tumor growth. On August 8, 2000, we entered into an agreement with Duke University, subsequently renewed for six-month periods, under which Celsion has the right, for a period of six months thereafter, to negotiate an exclusive license for this technology.

        PRODUCTION OF HEAT-SENSITIVE LIPOSOMES

        We have established a relationship with Celator Corporation of Vancouver, Canada to provide Quality System Regulation, or QSR (formerly Good Manufacturing Practices, or GMP), production of our heat-activated liposome for our recently completed large animal toxicity studies and our planned Phase I clinical study in humans. Celator is a leading drug formulation and discovery company that specializes in liposome drug development. Celsion will require a large-scale liposome manufacturer at such time as it reaches Phase II clinical trials and beyond. Toward that end, it has initiated discussions with a major Japanese liposome manufacturer for large-scale production of the Doxorubicin-based heat-activated liposome.


SLOAN-KETTERING / CELSION HEAT-ACTIVATED GENE THERAPY COMPOUNDS

        BACKGROUND

        Cancer cells have the ability to repair themselves after radiation or chemotherapy. Thus, patients require repeated treatments to destroy substantially all of the cancer cells. Celsion has licensed from Sloan-Kettering Cancer Center, a biomedical innovation that promises significant improvements in cancer therapy. Sloan-Kettering has developed biological modifiers that inhibit cancer cells' ability to repair themselves. Activated by focused heat, this Cancer Repair Inhibitor, or CRI, temporarily disables the repair mechanism of cancer cells, making it possible to reduce significantly the number of radiation/chemotherapy treatments and/or lower the treatment dosage.

        A standard approach to treating cancer is radiation therapy combined with chemotherapy. High doses of radiation kill cancer cells or keep them from dividing, but produce chronic or acute side effects, including fatigue, neutropenia, anemia and leukopenia. Also, depending on the location of the tumor, other acute side effects may occur, including diarrhea, allopecia and various foreign ulcers. Chemotherapy presents comparable or more serious side effects.

        Oncologists are seeking ways to mitigate these side effects. In radiation therapy, these include hyperfractionated radiation, intra-operative radiation, three-dimensional radiation, stereotactic radiosurgery and the use of radio-labeled monoclonal antibodies and radio sensitizers. CRI falls into this latter category because it "sensitizes" a cancer cell for treatment by making it more susceptible to DNA-damaging agents such as heat, chemicals or radiation. A product of advances in the understanding of the biology of cancer, CRI is one of a new class of "biologics" that are expected to become part of the cancer treatment protocol.

        THE CELSION TECHNOLOGY - CRI PLUS FOCUSED HEAT

        CRI can be activated in tumors by minimally invasive focused heat in the range of 41((0)) C (106((0)) F). This focused heat may be generated by Celsion's Adaptive Phased Array microwave technology, which provides deep heating without damage to surrounding healthy tissue. Having increased the susceptibility of cancer cells to DNA-damaging agents, radiation and chemotherapy treatment may then be administered with less frequency and/or at lower doses than currently is possible. CRI would then deactivate and the patient would resume normal post-treatment care.

        In September 2001, scientists at Sloan-Kettering successfully completed pre-clinical laboratory feasibility demonstrations to assess safety and biological activity of CRI. In December 2001, a small animal feasibility study was completed at Sloan-Kettering's Good Laboratory Practice (GLP) facility to assist in drug formulation. Further studies with large animals to assess toxicity effects are expected to be conducted during 2002 and 2003. Based on the current development timeline, we expect to file an IND application with the Food and Drug Administration by the end of calendar year 2003 and anticipate that we will be in a position to commence Phase I clinical (human) trials before the end of calendar year 2004. At such time as we determine safety and dosage in our preliminary studies, we expect to form partnership(s) with one or more drug companies to scale-up manufacturing and marketing for larger pivotal studies.

        In May 2000, we entered into an exclusive worldwide agreement with Sloan-Kettering for the commercial rights to the heat-activated gene therapy technology developed by Sloan-Kettering.


                                 RISK FACTORS

        You should carefully consider the risks described below before making a decision to invest in our Common Stock. You should also refer to the other information in this Prospectus, as well as the information incorporated by reference into this Prospectus, including our financial statements and the related notes. The risks and uncertainties described below are not the only ones that could affect our Company. Additional risks and uncertainties of which we are unaware or that we currently believe are immaterial also may become important factors affecting our business. If any one or more of the following risks occur, our business, results of operations and financial condition could be materially harmed. As a result, the trading price of our Common Stock could decline, and you could lose all or part of your investment. The terms the "Company," "we," "us" and "our" used throughout this Prospectus all refer to Celsion Corporation.

        WE HAVE A HISTORY OF SIGNIFICANT LOSSES AND EXPECT TO CONTINUE SUCH LOSSES FOR THE FORESEEABLE FUTURE.

        Since Celsion's inception in 1982, its expenses have substantially exceeded its revenues, resulting in continuing losses and an accumulated deficit of $(33,605,157) at September 30, 2001, including losses of $(4,547,215) for the year ended September 30, 2000 and $(6,923,227) for the year ended September 30, 2001. Because we presently have no revenues and are committed to continuing our product research, development and commercialization programs, we will continue to experience significant operating losses unless and until we complete the development of new products and these products have been clinically tested, approved by the FDA and successfully marketed. In addition, we have funded our operations for many years primarily through the sale of the Company's securities and have limited working capital for our product research, development, commercialization and other activities.

        WE DO NOT EXPECT TO GENERATE SIGNIFICANT REVENUE FOR THE FORESEEABLE FUTURE.

        We marketed and sold our original microwave thermotherapy products, which produced modest revenues from 1990 to 1994, but ceased marketing these products in 1995. We have devoted our resources in ensuing years to developing a new generation of thermotherapy and other products, but cannot market these products unless and until we have completed clinical testing and obtained all necessary governmental approvals. Accordingly, we have no current source of revenues, much less profits, to sustain our present operations, and no revenues will be available unless and until our new products are clinically tested, approved by the FDA and successfully marketed. We cannot guarantee that any or all of our products will be successfully tested, approved by the FDA or marketed, successfully or otherwise, at any time in the foreseeable future or at all.

        OUR MICROWAVE HEAT THERAPY TECHNOLOGY IS STILL UNDERGOING CLINICAL TESTING AND MAY NOT ACHIEVE SUFFICIENT ACCEPTANCE BY THE MEDICAL COMMUNITY TO SUSTAIN OUR BUSINESS.

        To date, microwave heat therapy has not been widely accepted in the United States medical community as an effective treatment for BPH or for cancer treatment, with or without the concurrent use of radiation. We believe that this is primarily due to the inability of earlier technology adequately to focus and control heat directed at specific tissue locations and to conclusions that were drawn from a widely publicized study by the Radiation Oncology Therapy Group that purported to show that thermotherapy in conjunction with radiation was only marginally effective. Subsequent to the publication of this study, the HealthCare Financing Administration, a HCFA (now known as the Centers for Medicare and Medicaid Services, or CMS) established a low medical reimbursement rate for all thermotherapy equipment designed to be used in conjunction with radiation. While management believes that our new technology is capable of overcoming the limitations of the earlier technology, the medical community may not embrace the perceived advantages of our "adaptive phased array," or APA, focused heat therapy without more extensive testing and clinical experience than we will be able to provide. To date, we have completed and submitted to the FDA only Phase I clinical trials of our Microwave Uretheroplasty treatment system, although we have completed patient treatments in our Phase II trials. Similarly, our new cancer treatment technology is currently in Phase II trials. Accordingly, our technology may not prove as effective in practice as we anticipate based on testing to date. If further testing and clinical practice do not confirm the safety and efficacy of our technology or, even if further testing and practice produce positive results but the medical community does not view this new form of heat therapy as effective and desirable, our efforts to market our new products may fail, with material adverse consequences to our business. We intend to petition CMS for a new reimbursement code for our breast cancer treatment. The success of our business model depends significantly upon our ability to petition successfully for reimbursement codes. However, we cannot offer any assurances as to when, if ever, CMS may act on our request to establish a reimbursement code for our breast cancer treatment system. In addition, there can be no assurance that the reimbursement level established for our breast cancer treatment system, if established, will be sufficient for us to carry out our business plan effectively.

        IF WE ARE NOT ABLE TO OBTAIN NECESSARY FUNDING, WE WILL NOT BE ABLE TO COMPLETE THE DEVELOPMENT, TESTING AND COMMERCIALIZATION OF OUR TREATMENTS AND PRODUCTS.

        We will need substantial additional funding in order to complete the development, testing and commercialization of our breast cancer treatment system and heat-activated liposome and cancer repair inhibitor products, as well as other potential new products. We expended approximately $6,800,000 in the fiscal year ending September 30, 2001. As of that date, we had available a total of approximately $2,500,000 to fund additional expenditures. In addition, as of January 9, 2002, we had received approximately $5,620,437 in net proceeds from a private placement of our equity securities. It is our current intention both to increase the pace of development work on our present products and to make a significant commitment to our heat-activated liposome and cancer repair inhibitor research and development projects. The increase in the scope of present development work and the commitment to these new projects will require additional external funding, at least until we are able to begin marketing our products and to generate sufficient cash flow from sale of those products to support our continued operations. We do not have any committed sources of financing and cannot offer any assurances that additional funding will be available in a timely manner, on acceptable terms or at all.

        If adequate funding is not available, we may be required to delay, scale back or eliminate certain aspects of our operations or attempt to obtain funds through unfavorable arrangements with partners or others that may force us to relinquish rights to certain of our technologies, products or potential markets or that could impose onerous financial or other terms. Furthermore, if we cannot fund our ongoing development and other operating requirements, particularly those associated with our obligations to conduct clinical trials under our licensing agreements, we will be in breach of these licensing agreements and could therefore lose our license rights, which could have material adverse effects on our business.

        OUR BUSINESS IS SUBJECT TO NUMEROUS AND EVOLVING STATE, FEDERAL AND FOREIGN REGULATIONS AND WE MAY NOT BE ABLE TO SECURE THE GOVERNMENT APPROVALS NEEDED TO DEVELOP AND MARKET OUR PRODUCTS.

        Our research and development activities, pre-clinical tests and clinical trials, and ultimately the manufacturing, marketing and labeling of our products, all are subject to extensive regulation by the FDA and foreign regulatory agencies. Pre-clinical testing and clinical trial requirements and the regulatory approval process typically take years and require the expenditure of substantial resources. Additional government regulation may be established that could prevent or delay regulatory approval of our product candidates. Delays or rejections in obtaining regulatory approvals would adversely affect our ability to commercialize any product candidates and our ability to generate product revenues or royalties.

        The FDA and foreign regulatory agencies require that the safety and efficacy of product candidates be supported through adequate and well-controlled clinical trials. If the results of pivotal clinical trials do not establish the safety and efficacy of our product candidates to the satisfaction of the FDA and other foreign regulatory agencies, we will not receive the approvals necessary to market such product candidates.

        Even if regulatory approval of a product candidate is granted, the approval may include significant limitations on the indicated uses for which the product may be marketed. Also, manufacturing establishments in the United States and abroad are subject to inspections and regulations by the FDA. Medical devices must also continue to comply with the FDA's Quality System Regulation, or QSR. Compliance with such regulations requires significant expenditures of time and effort to ensure full technical compliance. The FDA stringently applies regulatory standards for manufacturing.

        We are also subject to recordkeeping and reporting regulations, including FDA's mandatory Medical Device Reporting, or MDR regulation. Labeling and promotional activities are regulated by the FDA and, in certain instances, by the Federal Trade Commission.

        Many states in which we do or in the future may do business or in which our products may be sold impose licensing, labeling or certification requirements that are in addition to those imposed by the FDA. There can be no assurance that one or more states will not impose regulations or requirements that have a material adverse effect on our ability to sell our products.

        In many of the foreign countries in which we may do business or in which our products may be sold, we will be subject to regulation by national governments and supranational agencies as well as by local agencies affecting, among other things, product standards, packaging requirements, labeling requirements, import restrictions, tariff regulations, duties and tax requirements. There can be no assurance that one or more countries or agencies will not impose regulations or requirements that could have a material adverse effect on our ability to sell our products.

        The EU has a registration process that includes registration of manufacturing facilities (known as "ISO certification") and product certification (known as a "CE Mark"). We have obtained ISO certification for our existing facilities. However, there is no guarantee that we will be successful in obtaining European certifications for new facilities or for our products, or that we will be able to maintain its existing certifications in the future.

        Foreign government regulation may delay marketing of our new products for a considerable period of time, impose costly procedures upon its activities and provide an advantage to larger companies that compete with it. There can be no assurance that we will be able to obtain necessary regulatory approvals, on a timely basis or at all, for any products that it develops. Any delay in obtaining, or failure to obtain, necessary approvals would materially and adversely affect the marketing of our contemplated products subject to such approvals and, therefore, our ability to generate revenue from such products.

        Even if regulatory authorities approve our product candidates, such products and our facilities, including facilities located outside the EU, may be subject to ongoing testing, review and inspections by the European health regulatory authorities. After receiving pre-marketing approval, in order to manufacture and market any of its products, we will have to comply with regulations and requirements governing manufacture, labeling and advertising on an ongoing basis.

        Failure to comply with applicable domestic and foreign regulatory requirements, can result in, among other things, warning letters, fines, injunctions and other equitable remedies, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to grant approvals, pre-market clearance or pre-market approval, withdrawal of approvals and criminal prosecution of the Company and its employees, all of which would have a material adverse effect on our business.

        OUR BUSINESS DEPENDS ON LICENSE AGREEMENTS WITH THIRD PARTIES TO PERMIT US TO USE PATENTED TECHNOLOGIES. THE LOSS OF ANY OF OUR RIGHTS UNDER THESE AGREEMENTS COULD IMPAIR OUR ABILITY TO DEVELOP AND MARKET OUR PRODUCTS.

        Currently, we have three utility patents pending in the United States Patent & Trademark Office. Two are directed to our Microwave Uretheroplasty treatment for BPH and the other is directed to our breast cancer treatment system. However, even when our pending applications mature into United States patents, our business will still depend on license agreements that it has entered into with third parties until the third parties' patents expire.

        Our success will depend, in substantial part, on our ability to maintain our rights under license agreements granting us rights to use patented technologies. We have entered into exclusive license agreements with MIT, for APA technology and with MMTC, a privately owned developer of medical devices, for microwave balloon catheter technology. We have also entered into a license agreement with Duke University, under which we have exclusive rights to commercialize medical treatment products and procedures based on Duke University's thermo-liposome technology and a license agreement with Memorial Sloan-Kettering Cancer Center under which we have rights to commercialize certain cancer repair inhibitor products. The MIT, MMTC, Duke University and Sloan-Kettering agreements each contain license fee, royalty and/or research support provisions, testing and regulatory milestones, and other performance requirements that we must meet by certain deadlines. If we were to breach these or other provisions of the license and research agreements, we could lose our ability to use the subject technology, as well as compensation for our efforts in developing or exploiting the technology. Also, loss of our rights under the MIT license agreement would prevent us from proceeding with most our current product development efforts, which are dependent on licensed APA technology. Any such loss of rights and access to technology would have a material adverse effect on our business.

        Further, we cannot guarantee that any patent or other technology rights licensed to us by others will not be challenged or circumvented successfully by third parties, or that the rights granted will provide adequate protection. We are aware of published patent applications and issued patents belonging to others, and it is not clear whether any of these patents or applications, or other patent applications of which it may not have any knowledge, will require us to alter any of our potential products or processes, pay licensing fees to others or cease certain activities. Litigation, which could result in substantial costs, may also be necessary to enforce any patents issued to or licensed by us or to determine the scope and validity of others' claimed proprietary rights. We also rely on trade secrets and confidential information that we seek to protect, in part, by confidentiality agreements with our corporate partners, collaborators, employees and consultants. We cannot guarantee that these agreements will not be breached, that, even if not breached, that they are adequate to protect our trade secrets, that we will have adequate remedies for any breach or that our trade secrets will not otherwise become known to, or will not be discovered independently by, competitors.

        TECHNOLOGIES FOR THE TREATMENT OF CANCER ARE SUBJECT TO RAPID CHANGE AND THE DEVELOPMENT OF TREATMENT STRATEGIES THAT ARE MORE EFFECTIVE THAN OUR THERMOTHERAPY TECHNOLOGY COULD RENDER OUR TECHNOLOGY OBSOLETE.

        Various methods for treating cancer currently are, and in the future may be expected to be, the subject of extensive research and development. Many possible treatments that are being researched, if successfully developed, may not require, or may supplant, the use of our thermotherapy technology. These alternate treatment strategies include the use of radio frequency (RF), laser and ultrasound energy sources. The successful development and acceptance of any one or more of these alternative forms of treatment could render our technology obsolete as a cancer treatment method.

        WE MAY NOT BE ABLE TO HIRE OR RETAIN KEY OFFICERS OR EMPLOYEES THAT WE NEED TO IMPLEMENT ITS BUSINESS STRATEGY AND DEVELOP ITS PRODUCTS AND BUSINESSES.

        Our success depends significantly on the continued contributions of our executive officers, scientific and technical personnel and consultants, and on our ability to attract additional personnel as we seek to implement our business strategy and develop our products and businesses. During our operating history, we have assigned many essential responsibilities to a relatively small number of individuals. However, as our business and the demands on our key employees expand, we have been, and will continue to be, required to recruit additional qualified employees. The competition for such qualified personnel is intense, and the loss of services of certain key personnel or our inability to attract additional personnel to fill critical positions as we implement our business strategy could adversely affect our business.

        Effective October 4, 2001, Spencer J. Volk, formerly the President, Chief Executive Officer and a director of Celsion, resigned from all of these positions. Our Board has appointed Dr. Augustine Y. Cheung, formerly the Chairman and Chief Scientific Officer, to serve as Celsion's President and Chief Executive Officer and Dr. Max Link, a director since 1997, has assumed the position of Chairman of the Board.

        OUR SUCCESS WILL DEPEND IN PART ON OUR ABILITY TO GROW AND DIVERSIFY, WHICH IN TURN WILL REQUIRE THAT WE MANAGE AND CONTROL OUR GROWTH EFFECTIVELY.

        Our business strategy contemplates growth and diversification. As manufacturing, marketing, sales, and other personnel, and expand our manufacturing and research and development capabilities we add, our operating expenses and capital requirements will increase. Our ability to manage growth effectively will require that we continue to expend funds to improve our operational, financial and management controls, reporting systems and procedures. In addition, we must effectively expand, train and manage our employees. We will be unable to effectively manage our businesses if we are unable to alleviate the strain on resources caused by growth in a timely and successful manner. There can be no assurance that we will be able to manage our growth and a failure to do so could have a material adverse effect on our business.

        THE SUCCESS OF OUR PRODUCTS MAY BE HARMED IF THE GOVERNMENT, PRIVATE HEALTH INSURERS AND OTHER THIRD- PARTY PAYORS DO NOT PROVIDE SUFFICIENT COVERAGE OR REIMBURSEMENT.

        Our ability to commercialize our thermotherapy technology successfully will depend in part on the extent to which reimbursement for the costs of such products and related treatments will be available from government health administration authorities, private health insurers and other third-party payors. The reimbursement status of newly approved medical products is subject to significant uncertainty. We cannot guarantee that adequate third-party insurance coverage will be available for us to establish and maintain price levels sufficient for us to realize an appropriate return on our investment in developing new therapies. Government, private health insurers and other third-party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new therapeutic products approved for marketing by the FDA. Accordingly, even if coverage and reimbursement are provided by government, private health insurers and third-party payors for uses of our products, market acceptance of these products would be adversely affected if the reimbursement available proves to be unprofitable for health care providers.

        WE FACE INTENSE COMPETITION AND THE FAILURE TO COMPETE EFFECTIVELY COULD ADVERSELY AFFECT OUR ABILITY TO DEVELOP AND MARKET OUR PRODUCTS.

        There are many companies and other institutions engaged in research and development of thermotherapy technologies, both for prostate disease and cancer treatment products, that seek treatment outcomes similar to those that we are pursuing. In addition, a number of companies and other institutions are pursuing alternative treatment strategies through the use of microwave, infrared, radio frequency, laser and ultrasound energy sources, all of which appear to be in the early stages of development and testing. We believe that the level of interest by others in investigating the potential of thermotherapy and alternative technologies will continue and may increase. Potential competitors engaged in all areas of prostate and cancer treatment research in the United States and other countries include, among others, major pharmaceutical and chemical companies, specialized technology companies, and universities and other research institutions. Most of our competitors and potential competitors have substantially greater financial, technical, human and other resources, and may also have far greater experience, than do we, both in pre-clinical testing and human clinical trials of new products and in obtaining FDA and other regulatory approvals. One or more of these companies or institutions could succeed in developing products or other technologies that are more effective than the products and technologies that we have been or are developing, or which would render our technology and products obsolete and non-competitive. Furthermore, if we are permitted to commence commercial sales of any of our products, we will also be competing, with respect to manufacturing efficiency and marketing, with companies having substantially greater resources and experience in these areas.

        LEGISLATIVE AND REGULATORY CHANGES AFFECTING THE HEALTH CARE INDUSTRY COULD ADVERSELY AFFECT OUR BUSINESS.

        There have been a number of federal and state proposals during the last few years to subject the pricing of health care goods and services to government control and to make other changes to the United States health care system. It is uncertain which legislative proposals, if any, will be adopted (or when) or what actions federal, state, or private payors for health care treatment and services may take in response to any health care reform proposals or legislation. We cannot predict the effect health care reforms may have on our business and we can offer no assurances that any of these reforms will not have a material adverse effect on that business.

        WE MAY BE SUBJECT TO SIGNIFICANT PRODUCT LIABILITY CLAIMS AND
LITIGATION.

        Our business exposes us to potential product liability risks inherent in the testing, manufacturing and marketing of human therapeutic products. We presently have product liability insurance limited to $5,000,000 per incident. If we were to be subject to a claim in excess of this coverage or to a claim not covered by our insurance and the claim succeeded, we would be required to pay the claim with our own limited resources, which could have a material adverse effect on our business. In addition, liability or alleged liability could harm the business by diverting the attention and resources of our management and by damaging our reputation.

        WE PRESENTLY HAVE LIMITED MARKETING AND SALES CAPABILITY AND WILL BE REQUIRED TO DEVELOP SUCH CAPABILITIES AND TO ENTER INTO ALLIANCES WITH OTHERS POSSESSING SUCH CAPABILITIES IN ORDER TO COMMERCIALIZE OUR PRODUCTS SUCCESSFULLY.

        We intend to market our Microwave Uretheroplasty treatment system directly, at such time, if any, as it is approved for commercialization by the FDA, and to market our breast cancer treatment system, if and when so approved, through strategic alliances and distribution arrangements with third parties. There can be no assurance that we will be able to establish such sales and marketing capabilities successfully or successfully enter into third-party marketing or distribution arrangements. We have limited experience and capabilities in marketing, distribution and direct sales, although we expect to attempt to recruit experienced marketing and sales personnel as we pursue commercialization. In attracting, establishing and maintaining a marketing and sales force or entering into third-party marketing or distribution arrangements with other companies, we expect to incur significant additional expense. There can be no assurance that, to the extent we enter into any commercialization arrangements with third parties, such third parties will establish adequate sales and distribution capabilities or be successful in gaining market acceptance for our products and services. There also can be no assurance that our direct sales, marketing, licensing and distribution efforts would be successful or that revenue from such efforts would exceed expenses.

        WE DEPEND ON THIRD-PARTY SUPPLIERS TO PROVIDE US WITH COMPONENTS REQUIRED FOR OUR PRODUCTS AND MAY NOT BE ABLE TO OBTAIN THESE COMPONENTS ON FAVORABLE TERMS OR AT ALL.

        We are not currently manufacturing any products, but are using our facilities to assemble prototypes of the equipment for research and development purposes. We currently purchase certain specialized microwave and thermometry components and applicator materials and the catheter unit used for our Microwave Uretheroplasty equipment from single or limited source suppliers because of the small quantities involved. While we have not experienced any significant difficulties in obtaining these components, the loss of an important current supplier could require that we obtain a replacement supplier, which might result in delays and additional expense in being able to make prototype equipment available for clinical trials and other research purposes. In addition, inasmuch as we expect to manufacture our Microwave Uretheroscopy equipment at least for some period subsequent to FDA approval and the commencement of commercialization, such manufacturing and commercialization also could be delayed. In addition, in the event that we succeed in marketing our products, we intend to use outside contractors to supply components and the Microwave Uretheroplasty catheter, and may use such contractors to assemble finished equipment in the future, which could cause us to become increasingly dependent on key vendors.

        WE HAVE NOT PAID DIVIDENDS IN THE PAST AND DO NOT INTEND TO DO SO FOR THE FORESEEABLE FUTURE.

        We have never paid cash dividends and do not anticipate paying cash dividends on our common stock or Preferred Stock in the foreseeable future. Therefore, our stockholders cannot achieve any degree of liquidity with respect to their shares of common stock except by selling such shares.

        THE EXERCISE OR CONVERSION OF OUR OUTSTANDING OPTIONS, WARRANTS AND CONVERTIBLE PREFERRED STOCK COULD RESULT IN SIGNIFICANT DILUTION OF OWNERSHIP INTERESTS IN OUR COMMON STOCK OR OTHER CONVERTIBLE SECURITIES.

        Options and Warrants. As of January 31, 2002, we had outstanding and exercisable warrants and options to purchase a total of 28,532,052 shares of our common stock at exercise prices ranging from $0.01 to $5.00 per share (and a weighted average exercise price of approximately $0.60 per share). In addition, we had outstanding but unexercisable and unvested warrants and options to purchase a total of 4,207,000 shares of our common stock at exercise prices ranging from $0.50 to $5.00 per share. Some of the prices are below the current market price of our common stock, which has ranged from a low of $0.59 to a high of $0.98 over the 20 trading days ending February 6, 2002. If holders choose to exercise such warrants and options at prices below the prevailing market price for the common stock, the resulting purchase of a substantial number of shares of our Common would have a dilutive effect on our stockholders and could adversely affect the market price of our issued and outstanding common stock and convertible securities. In addition, holders of these options and warrants who have the right to require registration of the common stock under certain circumstances and who elect to require such registration, or who exercise their options or warrants and then satisfy the one-year holding period and other requirements of Rule 144 of the Securities Act of 1933, will be able to sell in the public market shares of common stock purchased upon such exercise.

        Preferred Stock. As of January 31, 2002 we had outstanding a total of
892.5 shares of Series A 10% Convertible Preferred Stock (plus 178.5 shares representing accrued dividends). The shares of Series A Preferred Stock are subject to exchange and conversion privileges upon the occurrence of major events, including a public offering of our securities or our merger with a public company. In addition, the holders of the Series A Preferred Stock are entitled to convert their preferred shares into shares of common stock at a conversion price of $0.41 per share of common stock, subject to certain adjustments. The conversion of the Series A Preferred Stock could have a dilutive effect on our stockholders and could adversely affect the market price of our issued and outstanding common stock and convertible securities. The holders of the Series A Preferred Stock also have registration rights at such time, if any, as we undertake a registered public offering of securities. Even without such registration, holders of the Series A Preferred Stock who satisfy the requirements of Rule 144 of the Securities Act of 1933 will be able to sell in the public market shares of common stock acquired upon the conversion of Series A Preferred Stock. There also were outstanding warrants to purchase 36 shares of Series A Preferred Stock (convertible into an additional 87,805 shares of common stock) as of January 31, 2002.

        IF THE PRICE OF OUR SHARES REMAINS LOW, WE MAY BE DELISTED BY THE AMERICAN STOCK EXCHANGE AND BECOME SUBJECT TO SPECIAL RULES APPLICABLE TO LOW PRICED STOCKS.

        Our common stock currently trades on The American Stock Exchange (the "Amex"). The Amex, as a matter of policy, will consider the suspension of trading in, or removal from listing of, any stock when, in the opinion of the Amex, (i) the financial condition and/or operating results of an issuer appear to be unsatisfactory; (ii) it appears that the extent of public distribution or the aggregate market value of the stock has become so reduced as to make further dealings on the Amex inadvisable; (iii) the issuer has sold or otherwise disposed of its principal operating assets; or (iv) the issuer has sustained losses which are so substantial in relation to its overall operations or its existing financial condition has become so impaired that it appears questionable, in the opinion of the Amex, whether the issuer will be able to continue operations and/or meet its obligations as they mature. For example, the Amex will consider suspending dealings in or delisting the stock of an issuer if the issuer has sustained losses from continuing operations and/or net losses in its five most recent fiscal years. Another instance where the Amex would consider suspension or delisting of a stock is if the stock has been selling for a substantial period of time at a low price per share and the issuer fails to effect a reverse split of such stock within a reasonable time after being notified that the Amex deems such action to be appropriate. We have sustained net losses for our last five fiscal years (and beyond) and our common stock has been trading at relatively low prices. Therefore, our common stock may be at risk for delisting by the Amex.


        Upon any such delisting, the common stock would become subject to the penny stock rules of the SEC, which generally are applicable to equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with bid and ask quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that, prior to a transaction in a penny stock that is not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements are likely to have a material and adverse effect on price and the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If our common stock were to become subject to the penny stock rules it is likely that the price of the common stock would decline and that our stockholders would be likely to find it more difficult to sell their shares.

        OUR STOCK PRICE COULD BE VOLATILE.

        Market prices for our common stock and the securities of other medical, high technology companies have been volatile. Factors such as announcements of technological innovations or new products by us or by our competitors, government regulatory action, litigation, patent or proprietary rights developments and market conditions for medical and high technology stocks in general can have a significant impact on the market for our common stock.

        ANTI-TAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS AND DELAWARE LAW COULD PREVENT OR DELAY A CHANGE IN CONTROL.

        Our Certificate of Incorporation and Bylaws may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable by authorizing the issuance of "blank check" preferred stock. In addition, our classified Board of Directors may discourage such transactions by increasing the amount of time necessary to obtain majority representation on the Board. Certain other provisions of our Bylaws and of Delaware law may also discourage, delay or prevent a third party from acquiring or merging with us, even if such action were beneficial to some, or even a majority, of our stockholders.

                               USE OF PROCEEDS

        The Selling Stockholders will receive all of the net proceeds from the sale of their respective Shares; we will not receive any proceeds from these sales. The holders of the Warrants are under no obligation to exercise them at any time or at all.

        The exercise price for the Warrants is payable in cash. If all of the Warrants are exercised for cash, we will receive aggregate consideration of $8,993,008. We intend to use any proceeds from exercise of the Warrants for working capital and general corporate purposes.

                       RESALES BY SELLING STOCKHOLDERS

        This Prospectus relates to the proposed resale by the Selling Stockholders of the Shares, consisting of up to 12,550,000 shares of Common Stock, and up to 21,185,821 shares of Common Stock issuable upon the exercise of the Warrants. The following table sets forth, as of February 8, 2002, certain information with respect to the persons for whom the Company is registering the Shares for resale to the public. Except as indicated by footnote below, no such person has had a material relationship or has held any position or office, with the Company within the last three years. The Company will not receive any of the proceeds from the sale of the Shares, but may receive up to $8,993,008 upon the cash exercise of the Warrants.



                                                                                                Securities           Securities
                                                                   Securities Beneficially       Offered        Beneficially Owned
                                                                 Owned Prior to Offering (1)    Hereby (2)       After Offering (3)
------------------------------------------------------------------------------------------------------------------------------------
                                                                     Common                      Common
                     Name of Selling Stockholder                      Stock         Warrants      Stock      Amount        Percent
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Stephen M. Shea                                                      100,000          100,000     200,000           0        *
-----------------------------------------------------------------------------------------------------------------------------------
Kim R. Baker                                                        1,100500        1,100,000   2,200,000         500        *
-----------------------------------------------------------------------------------------------------------------------------------
Arthur H. Dunkin                                                     100,000          100,000     200,000           0        *
-----------------------------------------------------------------------------------------------------------------------------------
Soraya Channing                                                      233,000           50,000     100,000     183,000        *
-----------------------------------------------------------------------------------------------------------------------------------
Bahman Teimourian                                                  2,328,049 (4)      450,000     900,000   1,878,049       2%
-----------------------------------------------------------------------------------------------------------------------------------
Bruce B. Allen Separate Ppty Tr #1 Dtd 12/16/87                      100,000          100,000     200,000           0        *
-----------------------------------------------------------------------------------------------------------------------------------
Andrew Calapai                                                        55,000           50,000     100,000       5,000        *
-----------------------------------------------------------------------------------------------------------------------------------
Donald A. Chinick                                                     50,000           50,000     100,000           0        *
-----------------------------------------------------------------------------------------------------------------------------------
Robert A. Chinick                                                    100,000          100,000     200,000           0        *
-----------------------------------------------------------------------------------------------------------------------------------
Steven J. Chinick                                                     50,000           50,000     100,000           0        *
-----------------------------------------------------------------------------------------------------------------------------------
John P. Christensen                                                  300,000          300,000     600,000           0        *
-----------------------------------------------------------------------------------------------------------------------------------
Jay R. Solan And Sandra L. Solan                                     399,000          234,000     468,000     165,000        *
-----------------------------------------------------------------------------------------------------------------------------------
Rudolph Vaccari And Marion Vaccari                                   220,000          100,000     200,000     120,000        *
-----------------------------------------------------------------------------------------------------------------------------------
Dara Farzanegan                                                       80,000           20,000      40,000      60,000        *
-----------------------------------------------------------------------------------------------------------------------------------
Janet Cohen                                                          150,000          100,000     200,000      50,000        *
-----------------------------------------------------------------------------------------------------------------------------------
American Health Carefund LP                                          400,000          400,000     800,000           0        *
-----------------------------------------------------------------------------------------------------------------------------------
Robert W. Morey                                                      245,000          100,000     200,000     145,000        *
-----------------------------------------------------------------------------------------------------------------------------------
Philip S. Sassower 1996 Charitable Remainder
Annuity Trust                                                        200,000          200,000     400,000           0        *
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix Enterprises Family Fund LLC                                  200,000          200,000     400,000           0        *
-----------------------------------------------------------------------------------------------------------------------------------
George Kevorkian                                                     284,348          284,348     568,696           0        *
-----------------------------------------------------------------------------------------------------------------------------------
Steven  Kevorkian                                                    200,000          100,000     200,000     100,000        *
-----------------------------------------------------------------------------------------------------------------------------------
John  Kevorkian                                                      360,000          200,000     400,000     160,000        *
-----------------------------------------------------------------------------------------------------------------------------------
Ira S. Leemon                                                        662,600          200,000     400,000     462,600        *
-----------------------------------------------------------------------------------------------------------------------------------
Delaware Charter C/F Ira S. Leemon                                   107,500          100,000     200,000       7,500        *
-----------------------------------------------------------------------------------------------------------------------------------
JCLK Corporation                                                     100,000          100,000     200,000           0        *
-----------------------------------------------------------------------------------------------------------------------------------
Brooke C. Moore                                                      190,800          190,000     380,000         800        *
-----------------------------------------------------------------------------------------------------------------------------------
Steven  J. Lowenstein                                                900,000          900,000   1,800,000           0        *
-----------------------------------------------------------------------------------------------------------------------------------
Rosalia Rubner                                                       270,000          150,000     300,000     120,000        *
-----------------------------------------------------------------------------------------------------------------------------------
Frank W. Bachinsky                                                   150,500          100,000     200,000      50,500        *
-----------------------------------------------------------------------------------------------------------------------------------
Sun Yiu Kwong                                                        200,000          200,000     400,000           0        *
-----------------------------------------------------------------------------------------------------------------------------------
Tsang Cheuk Lau                                                    1,000,000        1,000,000   2,000,000           0        *
-----------------------------------------------------------------------------------------------------------------------------------
Yuen Pak Yiu Philip                                                  200,000          200,000     400,000           0        *
-----------------------------------------------------------------------------------------------------------------------------------
Ying Jia Huang                                                     1,174,518        1,174,518   2,349,036           0        *
-----------------------------------------------------------------------------------------------------------------------------------
Samuel D. Skinner And Jennifer Skinner 2000 Trust
Dtd 7/26/00                                                           25,000           20,000      40,000       5,000        *
-----------------------------------------------------------------------------------------------------------------------------------
UBS Painewebber as IRA Custodian For Samuel D.
Skinner IRA R/O                                                       30,000           30,000      60,000           0        *
-----------------------------------------------------------------------------------------------------------------------------------
John R. Luvisi                                                       440,000          170,000     340,000     270,000        *
-----------------------------------------------------------------------------------------------------------------------------------
Highpeak Holdings Ltd                                                 81,652           81,652     163,304           0        *
-----------------------------------------------------------------------------------------------------------------------------------
David M.  Spada UBS Paine Webber As Custodian  For
David M. Spada IRA                                                   514,383 (5)      100,000     200,000     414,383        *
-----------------------------------------------------------------------------------------------------------------------------------
1997 Leslie V. Barrett Revocable Trust Leslie
Barrett Ttee                                                          50,000           50,000     100,000           0        *
-----------------------------------------------------------------------------------------------------------------------------------
Marshall Senk                                                        100,000          100,000     200,000           0        *
-----------------------------------------------------------------------------------------------------------------------------------
John J. Shaw                                                         200,000          200,000     400,000           0        *
-----------------------------------------------------------------------------------------------------------------------------------
Nathan Sugerman                                                      243,000          100,000     200,000     143,000        *
-----------------------------------------------------------------------------------------------------------------------------------
Lawrence H. Hopkins and Cynthia A Hopkins                             20,000           20,000      40,000           0        *
-----------------------------------------------------------------------------------------------------------------------------------
Joseph  Giamanco                                                     200,000          200,000     400,000           0        *
-----------------------------------------------------------------------------------------------------------------------------------
Christine A. Russell                                                 100,000          100,000     200,000           0        *
-----------------------------------------------------------------------------------------------------------------------------------
Nicholas J. Yates                                                     50,000           50,000     100,000           0        *
-----------------------------------------------------------------------------------------------------------------------------------
Charles K. Abramovitz                                                200,000          200,000     400,000           0        *
-----------------------------------------------------------------------------------------------------------------------------------
Barry Davis Roth IRA                                                 400,000          400,000     800,000           0        *
-----------------------------------------------------------------------------------------------------------------------------------
Richard G. Sass                                                      100,000          100,000     200,000           0        *
-----------------------------------------------------------------------------------------------------------------------------------
I C H Investments Limited                                            100,000          100,000     200,000           0        *
-----------------------------------------------------------------------------------------------------------------------------------
Allan R. Lyons                                                       190,055          150,000     300,000      40,055        *
-----------------------------------------------------------------------------------------------------------------------------------
Triton West Group Inc.                                               800,000          800,000   1,600,000           0        *
-----------------------------------------------------------------------------------------------------------------------------------
Thomas Berton                                                         86,868           86,868     173,736           0        *
-----------------------------------------------------------------------------------------------------------------------------------
Michael E. Fleischer                                                 138,614          138,614     277,228           0        *
-----------------------------------------------------------------------------------------------------------------------------------
Westgate Enterprises III LLC                                         600,000          600,000   1,200,000           0        *
-----------------------------------------------------------------------------------------------------------------------------------
Goldpac Investment Partners Ltd                                                       140,000     140,000           0        *
-----------------------------------------------------------------------------------------------------------------------------------
Comprehensive Capital Corporation                                    108,500          610,058     610,058     108,500        *
-----------------------------------------------------------------------------------------------------------------------------------
Guy G. Clemente                                                                        94,040      94,040           0        *
-----------------------------------------------------------------------------------------------------------------------------------
The Thornwater Company Lp                                                              94,038      94,038           0        *
-----------------------------------------------------------------------------------------------------------------------------------
David Weinstein                                                                        68,000      68,000           0        *
-----------------------------------------------------------------------------------------------------------------------------------
Michael Hansen                                                                          4,000       4,000           0        *
-----------------------------------------------------------------------------------------------------------------------------------
Douglas Kaiser                                                                         20,439(6)   18,000       2,439        *
-----------------------------------------------------------------------------------------------------------------------------------
Amy Farren                                                                              2,000       2,000           0        *
-----------------------------------------------------------------------------------------------------------------------------------
Frank Salvatore                                                                        22,439(6)   20,000       2,439        *
-----------------------------------------------------------------------------------------------------------------------------------
National Securities Corporation                                                        56,000      56,000           0        *
-----------------------------------------------------------------------------------------------------------------------------------
Moors And Cabot Inc.                                                                  401,236     401,236           0        *
-----------------------------------------------------------------------------------------------------------------------------------
William H. Payne III                                                   2,500          100,310     100,310       2,500        *
-----------------------------------------------------------------------------------------------------------------------------------
Samuel D. Skinner                                                                     200,000     200,000           0        *
-----------------------------------------------------------------------------------------------------------------------------------
James D. Mccamant                                                     40,000           44,400      44,400      40,000        *
-----------------------------------------------------------------------------------------------------------------------------------
John H. Dakin                                                          4,000          507,918     507,918       4,000        *
-----------------------------------------------------------------------------------------------------------------------------------
George T. Horton Trust                                                90,000        1,581,455   1,581,455      90,000        *
-----------------------------------------------------------------------------------------------------------------------------------
John T. Horton                                                                        316,291     316,291           0        *
-----------------------------------------------------------------------------------------------------------------------------------
Charles A. Stearns                                                    10,000          442,808     442,808      10,000        *
-----------------------------------------------------------------------------------------------------------------------------------
Warren R. Stearns                                                                     569,324     569,324           0        *
-----------------------------------------------------------------------------------------------------------------------------------
Anthony Riker Ltd.                                                                  3,415,943   3,415,943           0        *
-----------------------------------------------------------------------------------------------------------------------------------
Equity Communications                                                 50,000                       50,000           0        *
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------


----------
(1) We have computed "beneficial ownership" in accordance Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934 for purposes of this table. Therefore, the table reflects a person as having "beneficial ownership" of shares of Common Stock if such person has the right to acquire such shares within 60 days of February 8, 2002. For purposes of computing the percentage of outstanding shares of Common Stock held by each person or group of persons named above, we have assumed to be outstanding any security which such person or persons has or have the right to acquire within that 60-day period. All of the Warrants are currently exercisable and, therefore, the Selling Stockholders may be deemed to be the beneficial owner of the shares of Common Stock underlying such Warrants pursuant to Rule 13d-3(d). However, securities that may be acquired within that 60-day period are not deemed to be outstanding for purposes of computing the percentage ownership of any other person. Notwithstanding the foregoing, for purposes of this table, we have not, however, included the Shares underlying warrants and registered hereby under the column "Securities Beneficially Owned Prior to Offering--Common Stock." Instead, the Shares are reflected under the column "Securities Offered Hereby." Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the Company believes, based on information supplied by such persons, that the persons named in this table have sole voting and investment power with respect to all shares of Common Stock which they beneficially own.

(2) Represents the maximum number of shares of Common Stock issuable to each Selling Stockholder upon exercise in full of Warrants issued or issuable thereto.

(3) Assumes the eventual sale of all Shares by each Selling Stockholder. There can be no assurance that any Selling Stockholder will sell any or all of the Shares owned thereby or issuable thereto.

(4) Includes 878,049 shares of Common Stock issuable upon conversion of the Company's Series A 10% Convertible Preferred Stock.

(5) Includes 292,683 shares of Common Stock issuable upon conversion of the Company's Series A 10% Convertible Preferred Stock.

(6) Includes a warrant to purchase one share of the Company's Series A 10% Convertible Preferred Stock, which is convertible into 2,439 shares of Common Stock.


 *      Less than 1%.

                             PLAN OF DISTRIBUTION

        The Selling Stockholders may, in their discretion, offer and sell Shares from time to time on The American Stock Exchange or otherwise at prices and on terms then prevailing at prices related to the then-current market price, or at negotiated prices. The distribution of the Shares may be effected from time to time in one or more transactions including, without limitation:

        - ordinary brokerage transactions and transactions in which the broker solicits purchasers;

        -    transactions involving block trades;

        - purchases by a broker, dealer or underwriter as principal and resale by that person for its own account under this Prospectus;

        -    put or call option transactions;

        -    privately negotiated transactions; or

        -    by any other legally available means.

        In effecting sales, broker-dealers or agents engaged by the Selling Stockholders may arrange for other broker-dealers or agents to participate. From time to time, one or more of the Selling Stockholders may pledge, hypothecate or grant a security interest in some or all of the Shares owned thereby, and the pledgees, secured parties or persons to whom such securities have been hypothecated shall, upon foreclosure in the event of default, be deemed to be Selling Stockholders under this Prospectus. In addition, the Selling Stockholders may from time to time sell short the Common Stock of the Company and, in such instances, this Prospectus may be delivered in connection with such short sale and the Shares offered hereby may be used to cover such short sale.

        Sales of Selling Stockholders' Shares may also be made pursuant to Rule 144 under the Securities Act of 1933, where applicable. The Selling Stockholders' Shares may also be offered in one or more underwritten offerings, on a firm commitment or best efforts basis. The Company will receive no proceeds from the sale of Shares by the Selling Stockholders, although it will receive the exercise price upon any exercise of Warrants.

        To the extent required under the Securities Act of 1933, the aggregate amount of Selling Stockholders' Common Stock being offered and the terms of the offering, the names of any such agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying Prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the Shares may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a Selling Stockholder and/or purchasers of Selling Stockholders' Shares, for whom they may act. In addition, Selling Stockholders may be deemed to be underwriters under the Securities Act and any profits on the sale of Shares by them may be deemed to be discounts or commissions under the Securities Act. Selling Stockholders may have other business relationships with the Company or its affiliates in the ordinary course of business.

        From time to time each of the Selling Stockholders may transfer, pledge, donate or assign their Shares to lenders, family members and others and each of such persons will be deemed to be a Selling Stockholder for purposes of this Prospectus. The number of Shares beneficially owned by those Selling Stockholders who transfer, pledge, donate or assign Shares will decrease as and when they take such actions. The plan of distribution for the Shares sold hereunder will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be Selling Stockholders hereunder.

         Without limiting the foregoing, in connection with distributions of the Shares, a Selling Stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the Common Stock in the course of hedging the positions they assume with such Selling Stockholder. A Selling Stockholder may also enter into option or other transactions with broker-dealers that involve the delivery of Shares to the broker-dealers, who may then resell or otherwise transfer such Shares. A Selling Stockholder may also lend or pledge Shares to a broker-dealer and the broker-dealer may sell the Shares so borrowed or, upon default, may sell or otherwise transfer the pledged Shares.

        Under applicable rules and regulations under the Securities Exchange Act, any person engaged in the distribution of the Common Stock may not bid for or purchase shares of Common Stock during a period which commences one business day (five business days, if the Company's public float is less than $25 million or its average daily trading volume is less than $100,000) prior to such person's participation in the distribution, subject to exceptions for certain passive market making activities. In addition and without limiting the foregoing, each Selling Stockholder will be subject to applicable provisions of the Securities Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of shares of the Company's Common Stock by such Selling Stockholder.

        The Company is bearing all costs relating to the registration of the Shares (other than fees and expenses, if any, of counsel or other advisors to the Selling Stockholders). Any commissions, discounts or other fees payable to broker-dealers in connection with any sale of the Shares will be borne by the Selling Stockholders selling such Shares.

        The Company may indemnify the Selling Stockholders in certain circumstances, against certain liabilities, including liabilities arising under the Securities Act of 1933.

                                LEGAL MATTERS

        The legality of the securities in this offering has been passed upon for us by our counsel, Venable, Baetjer, Howard & Civiletti, LLP of Washington, DC.

                                   EXPERTS

        Our financial statements at September 30, 1999, 2000 and 2001 for the years ended September 30, 1999, 2000 and 2001 are incorporated by referenced into this Prospectus from our Annual Report on Form 10-K for the year ended September 30, 2001 have been audited by Stegman & Co., independent accountants, and are so incorporated by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                   PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

   We estimate that our expenses to be paid in connection with the offering (other than placement agent discounts, commissions and reasonable expense allowances), all of which will be paid by the Company, will be as follows:

                        SEC Registration Fee.................   $ 5,397
                        American Stock Exchange Listing Fee..   $17,500
                        Accounting Fees and Expenses.........   $   500
                        Legal Fees and Expenses..............   $25,000
                        Printing and Engraving...............   $ 3,000
                        Miscellaneous........................   $10,000
                                                                -------
                           Total                                $61,397
                                                                =======

-----
*These are estimated amounts.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        The Company is organized under the laws of the State of Delaware. Our Certificate of Incorporation provides that we shall indemnify our current and former directors and officers, and may indemnify our current and former employees and agents, against any and all liabilities and expenses incurred in connection with their services in those capacities to the maximum extent permitted by Delaware law.

        The Delaware General Corporation Law (the "DGCL") provides that a Delaware corporation has the power generally to indemnify its current and former directors, officers, employees and other agents (each, a "Corporate Agent") against expenses and liabilities (including amounts paid in settlement) in connection with any proceeding involving such person by reason of his being a Corporate Agent, other than a proceeding by or in the right of the corporation, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, such person had no reasonable cause to believe his conduct was unlawful.

        In the case of an action brought by or in the right of the corporation, indemnification of a Corporate Agent is permitted if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. However, no indemnification is permitted in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such proceeding was brought shall determine upon application that despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to such indemnification.

        To the extent that a Corporate Agent has been successful on the merits or otherwise in the defense of such proceeding, whether or not by or in the right of the corporation, or in the defense of any claim, issue or matter therein, the corporation is required to indemnify such person for expenses in connection therewith. Under the DGCL, the corporation may advance expenses incurred by a Corporate Agent in connection with a proceeding, provided that the Corporate Agent undertakes to repay such amount if it shall ultimately be determined that such person is not entitled to indemnification. Our Certificate of Incorporation requires us to advance expenses to any person entitled to indemnification, provided that such person undertakes to repay the advancement if it is determined in a final judicial decision from which there is no appeal that such person is not entitled to indemnification.

        The power to indemnify and advance the expenses under the DGCL does not exclude other rights to which a Corporate Agent may be entitled to under the Certificate of Incorporation, by laws, agreement, vote of stockholders or disinterested directors or otherwise.

        Our Certificate of Incorporation permits us to secure insurance on behalf of our directors, officers, employees and agents for any expense, liability or loss incurred in such capacities, regardless of whether the Certificate of Incorporation or Delaware law would permit indemnification against such expense, liability or loss.

        The purpose of these provisions is to assist us in retaining qualified individuals to serve as our directors, officers, employees and agents by limiting their exposure to personal liability for serving as such.


ITEM 16.  EXHIBITS.

                          EXHIBIT
                            NO.                      DESCRIPTION
                         -------  ----------------------------------------------
                           4.1    Certificate of Incorporation of Celsion
                                  Corporation (the "Company"), as amended
                                  through June 5, 2001, and as in effect on
                                  August 14, 2001 (incorporated by reference
                                  to Exhibit 3.1 of the Quarterly Report of
                                  the Company on Form 10-Q for the quarter
                                  ended June 30, 2001).

                           4.2    By-laws of the Company, as amended,
                                  incorporated herein by reference to Exhibit
                                  3.2 to the Quarterly Report on Form 10-Q of the Company for the Quarter Ended June 30,
                                  2001.


                           4.3 Form of Warrant to Purchase Common Stock pursuant to the Private Placement Memorandum
                                  (the "PPM") of the Company dated October 11,
                                  2001 (incorporated by reference to Exhibit
                                  10.23 to the Annual Report on Form 10-K of the Company for the year ended September 30,
                                  2001).

                           4.4+   Form of Warrant to Purchase Units of the
                                  Company issued to Placement Agents
                                  pursuant to the PPM

                           4.5+   Letter Agreement with Goldpac Investment
                                  Partners dated October 17, 2001

                           4.6+ Letter Agreement with Equity Communications dated November 5, 2001

                           4.7+   Form of Settlement Warrant to Purchase Common
                                  Stock

                           5.1++  Opinion of Venable, Baetjer, Howard &
                                  Civiletti, LLP re: Legality.

                          23.1+ Consent of Stegman & Company, independent public accountants of the Company.

                          23.2++  Consent of Venable, Baetjer, Howard &
                                  Civiletti, LLP. (included in Exhibit 5.1).

                          24.1+   Power of Attorney (included in Signature Page).


----------

 + Filed herewith.
++ To be filed by amendment.

ITEM 17.  UNDERTAKINGS.

        (A)    The undersigned registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                      (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs A(1)(i) and A(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act that are incorporated by reference in this registration statement.

               (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment to this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (B) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (C) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

        Under the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Columbia, Maryland, on the 5th day of February 2002.

                                     CELSION CORPORATION

                                     By:  /s/ Augustine V. Cheung
                                         --------------------------------
                                        Augustine Y. Cheung
                                        President and Chief Executive Officer

                              POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Spencer J. Volk and John Mon and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                             SIGNATURE                      TITLE                   DATE
                  ------------------------------  ------------------------      ----------------

                   /s/ Augustine V. Cheung        Director, President and       February 5, 2002
                  ------------------------------  Chief Executive Officer
                  Augustine Y. Cheung             (Principal Executive
                                                  Officer)


                   /s/ Anthony P. Deasey          Senior Vice President         February 5, 2002
                  ------------------------------  and Chief Financial
                  Anthony P. Deasey               Officer (Principal
                                                  Financial and Accounting
                                                  Officer)

                   /s/ John Mon                   Vice President, Secretary,    February 5, 2002
                  ------------------------------  Treasurer and Director
                  John Mon


                                                                                February 6, 2002
                   /s/ LaSalle D. Leffall, Jr.     Director
                  ------------------------------
                  LaSalle D.  Leffall, Jr.


                   /s/ Max E. Link                Chairman of the Board of      February 5, 2002
                  ------------------------------  Directors
                  Max E.  Link


                                                                                February 6, 2002
                   /s/ Claude Tihon               Director
                  ------------------------------
                  Claude Tihon


                                                                                February 5, 2002
                   /s/ Kris Venkat                Director
                  ------------------------------
                  Kris Venkat